THE LEBRECHT GROUP

A PROFESSIONAL LAW CORPORATION

Brian A. Lebrecht, Esq.	Craig V. Butler, Esq. * Admitted only in California*

February 27, 2012

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C.  20549
Attn: Tim Buchmiller

Re:	National Automation Services, Inc. Preliminary Proxy Statement on Schedule 14A Filed February 13, 2012 File No. 0-53755

Dear Mr. Buchmiller:

On behalf of National Automation Services, Inc. (the “Company’), we herein provide the following responses to the Commission Staff comment letter dated February 24, 2012, regarding the above-listed Preliminary Proxy Statement on Schedule 14A.  We have summarized the Staff’s comments in bold and italics followed by the Company’s response.

Proposal One, page 3

1.           Please unbundle the proposal into two separate proposals.

The proposal was separated into two separate proposals.

2.           With a view towards revised disclosure, please tell us whether you anticipate issuing shares of your common or preferred stock in connection with the potential transaction disclosed on page 12 of your Form 10-Q filed November 14, 2011 or the note default disclosed on page 9 of your Form 10-Q.  To the extent that you intend to issue shares of your common or preferred stock in excess of the number of shares currently reflected in your charter pursuant to an outstanding commitment, please provide all disclosure regarding such commitment as if shareholders were being asked to approve the commitment.  Refer to Note A to Schedule 14A.

IRVINE OFFICE: 9900 RESEARCH DRIVE IRVINE CALIFORNIA • 92618 (949) 635-1240 • FAX (949) 635-1244	SALT LAKE CITY OFFICE: 406 W. SOUTH JORDAN PARKWAY SUITE 160 92618 SOUTH JORDAN UTAH • 84095 (801) 983-4948 • FAX (801) 983-4958
www.thelebrechtgroup.com

Tim Buchmiller
U.S. Securities and Exchange Commission
Division of Corporation Finance
February 27, 2012

You are hereby advised that the Company does not anticipate issuing shares of common or preferred stock in connection with the two referenced disclosure items.

The note default disclosed on page 9 of the 10-Q, involving Trafalgar, is anticipated to be resolved through the payment of cash at some point in the future.  We are in discussions with Trafalgar about the default, and we anticipate that our resolution will be amicable.

The potential acquisition is not anticipated to be made using the Company’s securities as consideration.

Company Statements

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The letter attached hereto indicates the Company’s agreement and affirmation of the above “Company Statements.”

Please do not hesitate to contact me if you have any questions.  Thank you for your time and attention to this matter.

Sincerely,

/s/ Brian A. Lebrecht, Esq.

Brian A. Lebrecht, Esq.